Exhibit 21

SUBSIDIARIES OF ALABAMA AIRCRAFT INDUSTRIES, INC.

Name of Subsidiary	State of Organization

Alabama Aircraft Industries, Inc.-Birmingham	Alabama
Space Vector Corporation	Delaware
Air International Incorporated	Delaware
Pemco Aircraft Engineering Services, Inc.	Delaware